Exhibit 99.1

Draganfly and Palladyne AI Achieve Integration Milestone Advancing Autonomous Swarm Capabilities

Successful SwarmOS Integration and Flight Simulation Marks Step Toward Next-Generation Defense Applications

Tampa, FL / Salt Lake City, UT — March 23, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, and Palladyne AI Corp. (NASDAQ: PDYN) (“Palladyne AI”), a developer of advanced artificial intelligence and autonomous systems, today announced the successful completion of a key integration milestone.

The companies have successfully tested Palladyne AI’s SwarmOS platform across Draganfly’s mission-ready drone components and validated the system through completion of a successful flight simulation. This milestone represents a significant step toward enabling advanced autonomous swarm capabilities for U.S. defense applications.

Unlike conventional drone automation systems that rely on centralized control or pre-programmed flight paths, the integrated solution is designed to enable decentralized, real-time collaboration between drones operating in dynamic and contested environments. Palladyne AI’s Decentralized Edge Collaborative Autonomy (DECA) approach with SwarmOS enables drones to independently perceive, make decisions, and collaborate without reliance on continuous communications or centralized command structures.

SwarmOS-powered systems are designed to dynamically adapt to evolving mission conditions, including degraded communications or asset loss, allowing the swarm to reconfigure and continue operations autonomously.

“This milestone is a meaningful proof point,” said Cameron Chell, CEO of Draganfly. “What excites us about this joint effort is the ability to enable true autonomous collaboration where systems that can think, adapt, and operate together in real time. This represents a significant advancement in capability and positions Draganfly to pursue some of the most demanding defense programs.”

“Completing the SwarmOS port across Draganfly’s defined platform and validating it through flight simulation is a significant step forward,” said Ben Wolff, President and CEO Palladyne AI. “SwarmOS isn’t about pre-programmed drones flying in formation, it’s about giving every drone in the swarm the intelligence to read its environment, collaborate with its teammates, and make the right decision in milliseconds. Paired with Draganfly’s proven hardware, we are building something operationally significant for the U.S. DoW.”

The milestone aligns with increasing demand from U.S. defense initiatives, including efforts to deploy large-scale autonomous systems capable of operating in contested environments where traditional communications and command structures may be limited or unavailable.

Draganfly continues to expand its presence across defense applications, including recent engagements supporting U.S. Air Force Special Operations Command and active deployments across intelligence, surveillance, reconnaissance (ISR), logistics, and tactical drone platforms

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.
For more information, visit www.draganfly.com.

About Palladyne AI

Palladyne AI is a U.S.-based technology company developing patented embodied artificial intelligence, collaborative autonomy solutions, advanced avionics, autonomous systems, advanced UAV engineering services, and precision-manufactured components for defense and industrial markets. Palladyne AI delivers secure, American-developed and operated platforms designed to meet the stringent requirements of U.S. government and public-sector customers, including data sovereignty, security, and compliance.

Palladyne AI’s embodied AI is designed to operate in complex, contested, and high-risk environments, enabling distributed tasking, human-on-the-loop decision-making, degraded-communications resilience, and multi-domain coordination. Its platform-agnostic autonomy stack combines real-time sensor fusion, adaptive AI models, and edge-native orchestration to support autonomous and collaborative systems across air, ground, maritime, and industrial domains where performance, resilience, and trust are paramount. For more information about Palladyne AI, including GuideTech and Palladyne Defense, please visit www.palladyneai.com.

For investor details, visit:

NASDAQ (DPRO)
CSE (DPRO)
FSE (3U8A)

Draganfly — Media Contact:

Erika Racicot
Email: media@draganfly.com

Company Contact:

Cameron Chell
Chief Executive Officer
(306) 955-9907
info@draganfly.com

Palladyne AI — Investor Relations:

Brian S. Siegel, IRC®, M.B.A.

Senior Managing Director, Hayden IR — Chicago

(346) 396-8696

brian@haydenir.com

IR@palladyneai.com

Palladyne AI — Press Contact:

Heath Meyer

(858) 768-1527

PR@palladyneai.com

Forward-Looking Statements

This release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the companies’ partnership, product integration, addressable markets, and expected benefits. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. These forward-looking statements are based on current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither company is any obligation and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Readers should carefully review the statements set forth in the reports which the companies have filed or will file from time to time with the Securities and Exchange Commission (the “SEC”), in particular the risks and uncertainties set forth in the sections of those reports entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” for a description of risks that could cause actual events, results or performance to differ from those indicated in the forward-looking statements contained herein. The documents filed by the companies with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.